UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Vanderslice, James T.
   c/o Unitrode Corporation
   7 Continental Boulevard
   Merrimack, NH  03054
   USA
2. Issuer Name and Ticker or Trading Symbol
   Unitrode Corporation
   (UTR)
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   October 31, 1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Stock Option (right to|$14.3125|10/15|J (1| |4,000      |D  |6/1/9|12/1/|Common Stock|4,000  |(1)    |0           |D  |            |
 buy)                 |        |/99  |)   | |           |   |6    |05   |            |       |       |            |   |            |
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Stock Option (right to|$14.25  |10/15|J (1| |4,000      |D  |12/3/|6/3/0|Common Stock|4,000  |(1)    |0           |D  |            |
 buy)                 |        |/99  |)   | |           |   |96   |6    |            |       |       |            |   |            |
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Stock Option (right to|$24.0625|10/15|J (1| |4,000      |D  |12/2/|6/2/0|Common Stock|4,000  |(1)    |0           |D  |            |
 buy)                 |        |/99  |)   | |           |   |97   |7    |            |       |       |            |   |            |
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Stock Option (right to|$11.4688|10/15|J (1| |4,000      |D  |1/29/|7/29/|Common Stock|4,000  |(1)    |0           |D  |            |
 buy)                 |        |/99  |)   | |           |   |99   |08   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) These options were assumed by Texas Instruments Incorporated ("TXN") in a merger with Unitrode Corporation
("UTR") and are now exercisable for .5023 shares (the "Exchange Ratio") of TXN common stock for each share of
UTR common stock, on the same terms, at an exercise price for TXN options determined by dividing the UTR exercise price by the Exchange
Ratio.
SIGNATURE OF REPORTING PERSON
/s/ James T. Vanderslice
DATE
November 1, 1999